TREATMENT PROTOCOL
               DISTRIBUTION AGREEMENT


     THIS DISTRIBUTION AGREEMENT (the "Agreement") is entered into this 9 day of February, 1998, by and between Hemispherx Biopharma, Inc. ("HEB"), a Delaware corporation, and Kimberly Home Health Care, Inc., d/b/a Olsten Health Services ("Olsten"), a Missouri corporation.

                      RECITALS

HEB has developed Poly I, Poly C12U, a pharmaceutical product for the treatment of Chronic Fatigue Syndrome ("CFS") and other indications to be marketed under the brand name AmpligenTM ("Product");

HEB has developed a protocol with respect to the Product ("AMP-
511 Protocol" attached hereto as Exhibit "A" for reference only) and has received authorization from the Food and Drug Administration ("FDA") in a letter from Dr. Janet Woodcock, dated May 1, 1997 approving HEB's request for distribution of the Product in accordance with the AMP-511 (all hereinafter the "Authorization") on a cost recovery basis;

Olsten is a wholesale and retail distributor of numerous pharmaceutical products, has a nationwide retail and certain international wholesale distribution networks in place, and has the ability and desire to serve as a preferred distributor for HEB's Product;

HEB wishes to appoint Olsten to distribute the Product to Patients under the AMP-511 protocol for CFS on a distributor basis and wishes to appoint Olsten as one of their distributors of the Product on the terms and conditions set forth below, and Olsten desires to accept such non-exclusive appointment, on the terms and conditions set forth below.

NOW THEREFORE, the parties agree as follows:

1. 	Definitions. For purposes of this Agreement, the following
terms shall have the meanings set forth below, unless the context clearly requires otherwise.

1.1	"Affiliate" of a Party shall mean any corporation or
non-corporate business entity which controls, is controlled by, or is under common control with such Party. A corporation or non-corporate business entity shall be regarded as in control of another corporation if it owns or directly or indirectly controls at least forty percent (40%) of the voting stock of the other corporation, or (a) in the absence of the ownership of at least forty percent (40%) of the voting stock of a corporation or (b) in the case of a non-corporate business entity, if it possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation or non-corporate business entity, as applicable.

1.2	"Contract Year" shall mean the period of twelve
consecutive calendar months commencing upon the Effective Date and each subsequent successive twelve-month period.

1.3	"Effective Date" shall mean the date first written
above.

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1.4	An "Event of Default" with respect to a Party shall
mean any of the following event.

(i)	Any material breach of this Agreement by such
Party; or

(ii)	The entry of a decree or order for relief by a
court of competent jurisdiction in respect of such Party in an involuntary case under the Federal Bankruptcy Code, as now or hereafter constituted, or any other applicable federal or state insolvency or other similar law and the continuance of any such decree or order unstayed and in effect for a period of sixty (60) consecutive dates; or

(iii) 	The filing by such Party of a petition for relief
under the Federal Bankruptcy Code, as now constituted or hereafter amended, or any other applicable federal or state insolvency or other similar law.

1.5	"Patient" shall mean a person recommended by a MD
or a DO for the treatment of Chronic Fatigue Syndrome (CFS) with Ampligen, and accepted in writing by HEB under the AMP-511 Protocol, on either a cost recovery or gratis basis.

1.6	"Party" shall mean either party to this Agreement.

1.7	"Person" shall refer to any natural person,
corporation, partnership or association.

1.8	"Supplies" shall mean the equipment and other
supplies necessary for the safe and effective use of the Product. Said equipment and other supplies shall include, but not be limited to, those items set forth on Appendix I.

1.9	"Territory" refers to all of the fifty (50) states in the
United States.


2. 	APPOINTMENT OF DISTRIBUTOR; SUPPLY
ARRANGEMENT.

	 2.1	(a)	HEB hereby appoints Olsten as a distributor of
HEB's Product in and for the Territory for the treatment of Patients with CFS in the U.S. under treatment protocol AMP-511.

2.2	Subject to the termination provisions in Article 13,
Olsten hereby agrees to serve as HEB's distributor of HEB's Product in and for the Territory during the term of this Agreement.

2.3	In the event that HEB obtains FDA approval of its
New Drug Application for the Product in the treatment of CFS ("Product Approval"), the parties shall negotiate, in good faith the terms and conditions of an agreement whereby Olsten is a distributor of the Product in the Territory for HEB ("Distribution Agreement"). If FDA Product Approval is obtained, and the parties do not enter into a Distribution Agreement within six (6) months of the date of the FDA Product Approval, HEB shall pay to Olsten an amount up to but not to exceed, in the aggregate, the sum of $500,000.00 for all documented costs and expenses incurred by Olsten in connection with the pharma-economic EPI-Q Study

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and dedicated personnel (including salary and benefits) referred to in
Section 2.17 below. HEB shall pay such amount to Olsten within thirty (30) business days following HEB's receipt of a documented invoice from Olsten for such costs and expenses.

2.4	Within thirty days following the Effective Date of this
Agreement, HEB shall deliver to Olsten its drug utilization forecast for the first Contract Year and will provide a list of current and potential clinical sites. At least two (2) months prior to the beginning of each subsequent Contract Year, HEB shall furnish Olsten with a good faith forecast for such Contract Year. In return, Olsten will advance payment at the start of each month for that month's forecasted drug utilization based on HEB `s Patient forecast; provided however, that reconciliation of forecast and actual utilization will be made on a monthly basis and any under utilization will reduce the next months required advanced payment.

2.5	Olsten agrees to purchase the Product, and to
reconstitute/thaw the Product at the fee schedule set forth in Appendix I. In addition, if the Product receives FDA approval, then HEB agrees that the fee schedule shall be in effect for Patients enrolled in the AMP-S 11 Protocol at the time of FDA Product Approval and Olsten shall be entitled to purchase the Product for said Patients at the prices set forth therein. The fee schedule shall continue for those Patients for the lesser of one
(1) year following the date of the FDA Product Approval, or the date upon which the parties execute the Distributorship Agreement described in
Section 2.3 above.

2.6	HEB agrees to use its best efforts to provide Olsten's
requirements for the Product in a timely fashion without interruption. HEB agrees that if it exercises its rights under Section 13.3, it will continue to be bound by this Section until the effective date of the termination of this Agreement.

2.7	Olsten will provide those Distribution and
Warehousing Services described in Appendix II.

2.8	Olsten shall make such Supplies as are required for
the infusion of the Product available for purchase by any Patient serviced by Olsten Health Services pharmacies or infusion units. In no event, however, shall Olsten directly or indirectly require any Person (including without limitation any Patient) to purchase Supplies or any other goods or services from Olsten or from any other particular source as a condition of receiving Product.

2.9	Olsten shall make available to each Patient, in
accordance with the Authorization, the Product Services and the Reimbursement Services described in Appendix III hereto for the fees set forth below.

2.10	Olsten shall maintain on a current basis in computer
databases and in such other format as may be reasonably requested by HEB (taking into account Olsten's current information systems capabilities) the information set forth in Appendix VI. All such information shall be maintained in duplicate and at least one copy shall be stored in a safe and secure environment. Olsten shall provide periodic reports to HEB of such information as provided in Appendix IV.

2.11	Olsten shall have the right to return any expired,
defective or damaged Product to HEB for replacement of the same Product

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or for a credit against future purchases (at Olsten's discretion); provided, however, that any Product with an obvious defect that could reasonably be expected to be discovered by Olsten in the ordinary course of business
(e.g., a damaged box) may be returned not later than thirty (30) days after its receipt by Olsten. There will be no additional charge to Olsten for replacement of the Product.

2.12	Olsten shall take title to the Product when it receives
the Product from HEB, HEB's designated agent, or assignment thereof from the Patient.

2.13	The medication charges, which will be billed to
Patients by Olsten, without additional markup, are set forth in Appendix I.

2.14	Olsten agrees to distribute the Product in the
Territory through any means it determines to be reasonably appropriate and which are in compliance with any and all applicable federal or state statutes and regulations.

2.15	Olsten agrees to administer HEB's corporate
Compassionate Care Program in accordance with the written guidelines and protocols of HEB. Eligibility guidelines will be set by HEB. The Parties agree that Olsten shall not be obligated to pay for the Product provided by Olsten to such indigent Patients under the Compassionate Care Program.

2.16	Olsten agrees to provide a certain amount of nursing
services without charge to such indigent Patients that HEB has identified to Olsten in accordance with HEB's written Compassionate Care Program and to whom Olsten has provided the Product (as set forth in Section 2.17). The Parties agree that Olsten shall only be obligated to provide nursing services without charge to a number of Patients equal to five (5%) percent of the total number of Patients, and shall not be obligated for any free nursing services beyond the five (5%) percent referenced herein.

2.17	Olsten agrees to provide financial support up to a
maximum amount of Five Hundred Thousand Dollars ($500,000) in the aggregate to HEB in connection with the AMP-511 Protocol upon such payment schedule as the parties may mutually agree and attach to this Agreement as Appendix V. This financial support shall be used only for any of the three purposes set forth herein:

(a)	To provide to HEB a pharma-economic study
of the cost/benefit of the Product in comparison with other commercially available products and services for the treatment of CFS (under PE-100 Protocol). The parties agree that EPI-Q shall be used to perform this study and that Olsten shall be entitled to review any material relating to this study and to receive any drafts and final product produced by EPI-Q. The parties further agree that HEB shall have the right to audit, on an ongoing basis, all services and obligations to be performed by Olsten and EPI-Q in relation to the pharma-economic study to be performed in accordance with the PE-100 Protocol. Olsten shall make payment directly to EPI-Q pursuant to the EPI-Q contract.

(b)	To compensate one Project Manager
(employed by OHS), experienced in clinical trials and knowledgeable about FDA rules and regulations regarding clinical trials, whose obligations and responsibilities shall, without limiting same, include: overseeing and coordinating the performance of all Olsten and Epi-Q obligations under the Agreement with the AMP-511 and the PE100 Protocols, FDA regulations and any applicable Federal or State laws or regulations;

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(c)	To provide adequate coverage by one or more
Clinical Research Nurse(s) (employed by Olsten) at six (6) clinical sites to carry out the Studies under AMP-511 and the PE- 100 Protocols identified to Olsten by HEB. The Clinical Research Nurse's obligations and responsibilities shall without limiting same, include: (1) assisting and performing tasks with regard to the AMP-511 and PE- 100 Protocols at the direction of Hemispherx Medical Director; (2) recording, or causing to be recorded, all data required by the AMP-S 11 and PE-100 Protocols and the Patient Case Book. The parties acknowledge that Clinical Research
Nurse(s) may be employed by Olsten on a full-time or part-time basis, provided they meet Olsten's obligations hereunder.

2.18	In the event that the aggregate amount of funds
required to support the three activities described in Section 2.17 (a) - (c) above exceed Olsten's commitment of $500,000, Olsten shall have no further obligation to provide additional funding to or on behalf of HEB or to continue to support any of the activities described therein.


3. 	COMPENSATION.

3.1	Olsten agrees to pay for the Product based on the
purchase price fee schedule set forth in Appendix I, as set forth in paragraph 2.4.

3.2	Fees to Distributor.

(a)	Warehousing and Distribution Services Fee.
For the Warehousing
and Distribution Services provided by Olsten (as described in Appendix II hereto), HEB agrees to pay to Olsten every calendar quarter a fee equal to five (5%) percent of the net wholesale price of each unit of Product distributed by Olsten during such quarter.

(b)	Product and Reimbursement Services Fee. For
the Product and Reimbursement Services and reports provided by Olsten
(as described in Appendix III hereto), HEB agrees to pay to Olsten every calendar quarter a services fee equal to five (5%) percent of the net wholesale price of each unit of Product distributed by Olsten during such quarter.

(c)	Information Services Fee. For the Information
Services and reports provided by Olsten (as described in Appendix IV hereto), HEB agrees to pay to Olsten every calendar quarter a services fee equal to two (2%) percent of the net wholesale price of each unit of Product distributed by Olsten during such quarter.

(d)	Payment Terms. Promptly after the end of each
quarter, Olsten shall deliver to HEB an invoice showing the amount of such Product distributed and the calculation of the fee owing for such quarter. Such invoice shall be due and payable within thirty (30) days following HEB `s receipt of such invoice.

(e)	Post-FDA Approval Fees. In the event that
HEB obtains FDA approvalfor the Product, the parties agree that the fees set forth above shall be in effect and Olsten shall be entitled to receive such fees for Patients enrolled in the AMP-S 11 Protocol, for the lesser of one (1) year from the date of FDA approval, or the date upon which the parties execute a definitive Distributorship Agreement.

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4.	PATENT, LICENSE AND OTHER INTELLECTUAL PROPERTY RIGHTS.

4.1	HEB represents that it is the exclusive owner of
various United States issued patents which concern the compound Poly I :PolyC12U (Hereinafter referred to as Ampligenr), which validly issued patents concern the clinical utilization of the product in various chronic viral disorders, including without limitation Chronic Fatigue Syndrome.
Also, HEB represents that it is the exclusive owner of an orphan drug designation for the disorder CFS, which designation specifically prohibits for a period of 7 years other pharmaceutical manufacturers from introducing this product for the treatment of CFS. HEB also represents that it is the holder of various IND's with the FDA which permit clinical evaluation of the test compound, and also the company is in good standing with respect to various manufacturing documents which are necessary to file with the FDA from time-to-time to support the utilization of the product in clinical investigation within the United States. To the Company's knowledge, no other pharmaceutical manufacturers have similar patents issued in the United States or similar regulatory status with the FDA with respect to this product. HEB further warrants that Olsten, by virtue of any of its actions taken pursuant to this Agreement, and the patent/licensing rights described herein, will not infringe upon or violate the rights of any third parties. As set forth in Section 8, HEB agrees to protect, indemnify, and hold Olsten harmless from any and all claims of infringement based on patent, trademark, copyright, or trade secrets which may be brought by third parties against Olsten in. respect of the Product.

(a)	HEB specifically warrants that there are no
other agreements, amendments or licenses that affect HEB's authority or ability to enter into this Agreement.

(b)	HEB further warrants that it has obtained any
and all necessary governmental and contractual consents for ownership and distribution rights to the Product under the AMP-511 Protocol, including all dosage and administration forms (e.g., injectable, IV) described in the protocol.

4.2	HEB warrants that, prior to the execution of this
Agreement, it has not assigned, encumbered, pledged, mortgaged, used as collateral, granted a security interest or lien in or otherwise engaged in any action that affects its ability to grant Olsten the right to distribute the Product in the Territory.

4.3	HEB agrees that, during the term of this Agreement,
it will not engage in any action that could be anticipated to adversely affect HEB's ability to grant Olsten the right to distribute the Product as provided in Sections 2.1 and 2.2.

4.4	Olsten will distribute the Product under a
trademark(s) designated by HEB. HEB warrants and represents that the designated trademark(s) shall not infringe the rights of any third parties. HEB also warrants that it will register all trademark designated by it in the United States Patent and Trademark Office, and further that, it has within the last three (3) years made commercial use in the United States of the trademarks Ampligen and that to its knowledge, no third-party is presently using Ampligen in connection with any product in the United States.


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4.5	Olsten agrees that it will distribute the Product in
original packaging (except under the practice of pharmacy) bearing a notice of copyright and which shall be registered in the United States Copyright Office. HEB warrants and represents that this original packaging will not infringe the rights of any third parties.


5.	GENERAL WARRANTIES.

5.1	HEB warrants that the Product shall: (i) be free from
defects in design, material and workmanship; (ii) be in compliance with applicable law and all regulatory requirements of the Food and Drug Administration ("FDA"), including but not limited to those related to the adulteration or misbranding of products within the meaning of Section 501 and 502 of the Food Drug and Cosmetics Act; (iii) not be articles which may not be introduced into interstate commerce pursuant to the requirements of
Section 505, 514, 515, 516 or 520 thereof; (iv) be manufactured in accordance with current FDA Good Manufacturing Practices as required by 21 C.F.R. 210 and 820.

5.2	Olsten warrants that it possesses all federal and state
licenses and permits necessary to its performance of this Agreement and agrees to comply, in all material respects, with all federal and state laws applicable to it for retail distribution and is a licensed exporter of pharmaceuticals internationally.

5.3	HEB warrants that it possesses or will possess at time
of Patient treatment all federal and state licenses and permits necessary to its performance of this Agreement and agrees to comply, in all material respects, with all federal and state laws applicable to it.


6.	REGULATORY MATTERS.

6.1	HEB represents that the Product has received
clearance from the FDA to be administered in the Territory for the indication of chronic fatigue syndrome, in accordance with the "Authorization", that current sites in the United States have received Institutional Review Board approval and that all federal and state permits for the manufacture, importation, design, testing, inspection, labeling, warning, instructions for use, sale and distribution of all the Product in the Territory under the protocol have been obtained. HEB agrees that it shall be solely responsible for, and comply with, all applicable federal and state laws governing the regulation of the manufacture, importation, design, testing, inspection, labeling, sale, warning and instructions for use of all the Product in the Territory.

6.2	Olsten shall notify HEB promptly of any inspection by
any federal, state or local regulatory representative concerning the Product and shall provide HEB with a summary of the results of such inspection and such actions, if any, taken to remedy conditions cited in such inspections.

6.3	Olsten shall disclose all fees required to be disclosed
under any state or federal program which provides cost or charge based reimbursement to Olsten for the Product provided under this Agreement as required by the applicable provisions of 42 U.S.C. 1320a-7b. Olsten

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further represents and warrants that it, and any of its Affiliates, are in compliance with, and during the term of this Agreement covenants that it and its Affiliates shall remain in compliance with, any federal or state laws applicable to the fees paid by HEB pursuant to this Agreement, including without limitation, any laws requiring the proper disclosure and/or reporting of fees.

6.4	Each party agrees to inform the other party promptly
(but in no event no later than forty-eight (48) hours after becoming aware of same) of any information concerning any complaint involving the Product or any adverse drug experience (as defined in 21 CFR 314.80), injury, toxicity, or sensitivity reaction associated with the clinical use of the Product, whether or not considered related to the Product.
If the adverse drug experience is serious, as defined in 21 CFR 314.80 (including an adverse drug reaction as detailed in AMP-511 Protocol
(Appendix VI,) then each party shall notify the other party within twenty-four (24) hours. All notifications to HEB shall be made via facsimile.

6.5	If there is a recall or withdrawal of the Product, then
Olsten agrees to stop shipping recalled lots immediately, and in no event later than twenty-four (24) hours after Olsten receives written notification of such recalls. Olsten shall cooperate in any such recall, at HEB's expense if the recall was prompted by events preceding Olsten's receipt of product.

6.6	Olsten agrees to reasonably cooperate with any
inspection of the Product shipment conducted by a governmental agency. Olsten shall promptly give notice to HEB of any Product shipment inspected by a government agency.

6.7	HEB agrees to reimburse Olsten for any costs or
expenses (including attorneys' fees) Olsten may incur due to recalls, withdrawals, replacements or government inspections of any the Product if the recall was prompted by events preceding Olsten' s receipt of product. Olsten shall prepare an invoice of such costs which invoice shall be paid by HEB within thirty (30) days of its receipt of such invoice.

6.8	Olsten shall at all times during the Term of the
Agreement comply, in all material respects, with all federal and state laws, regulations and orders applicable to its operations as a wholesale and/or retail distributor.

7. 	INDEMNIFICATION.

7.1	HEB will indemnify, defend, and hold harmless
Olsten, its affiliates, parents, subsidiaries, directors, officers, agents and employees (collectively, "Olsten Indemnitees") from and against, and reimburse Olsten Indemnitees for, any and all claims, demands, actions, causes of action, losses, judgements, damages, costs and expenses (including, but not limited to, attorneys' fees, court costs and costs of settlement) arising out of claims against a Olsten Indemnitee based on: (a) HEB's manufacture of the Product; (b) the death of, or bodily injury to, any person on account of the use of the Product, to the extent such death or bodily injury results from a defect relating to the Product or arising out of any negligence or wrongful conduct of HEB;
(c) any recall or withdrawal of the Product if the recall was prompted by events preceding Olsten's receipt of product; (d) HEB's violation of any applicable law or government regulation; (e) any claims that Olsten's distribution or sale of the Product infringes the patent or other proprietary rights of any third party; or (f) any breach by HEB of any of its representations, warranties, covenants or agreements in this Agreement.

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7.2	Olsten will indemnify, defend, and hold harmless
HEB, its affiliates, parents, subsidiaries, directors, officers, agents and employees (collectively "HEB Indemnitees") from and against, and reimburse HEB Indemnitees for, any and all claims, demands, actions, causes of action, losses, judgements, damages, costs and expenses (including, but not limited to, attorneys' fees, court costs and costs of settlement) arising out of claims against a HEB Indemnitee based on: (a) the death of, or bodily injury to, any person on account of the use of the Product, to the extent such death or bodily injury results from Olsten's negligence or willful misconduct; (b) Olsten's violation of any applicable law or govermnental regulation as it relates to the distribution of the Product, the Product Services, and Reimbursement Services; (c) any breach by Olsten of any of its representations, warranties, covenants or agreements in this Agreement; or (d) any recall or withdrawal if the recall was prompted by events following Olsten's receipt of product.

7.3	Olsten agrees that upon receipt of any claim or
liability asserted in writing against it which would give rise to a claim against HEB under this Section, it shall promptly notify HEB in writing of the same within fourteen (14) business days. HEB agrees that Olsten is entitled to retain counsel of its own choosing at Olsten's expense to the extent necessary, in Olsten's sole discretion, to protect Olsten's interests and to act as co-counsel in the litigation or settlement of any claim or threatened claim. Olsten agrees that so long as HEB does not enter any settlement agreement or consent judgment that admits liability on the part of Olsten or which fails to include an unconditional release of Olsten from all liability from all asserted or threatened claims, HEB shall have the right to control the defense, settlement, and prosecution of any litigation. Anything in this section notwithstanding:

(i)	If there is a reasonable probability in the
opinion of Olsten's counsel that a claim may materially and adversely affect Olsten other than as a result of monetary damages or other monetary payments for which HEB will be able to indemnify Olsten, Olsten shall have the right to defend, and with HEB's prior consent, compromise and settle such claim. Olsten's right to indemnification in such cases shall be limited to its attorney's fees and costs plus any monetary settlement amount.

(ii)	In the event that Olsten determines in its sole
discretion, based upon the written advice of counsel, that there is a conflict in the position or defenses to be asserted by HEB and Olsten regarding liability, Olsten shall be entitled to its own defense, including the right, with HEB's prior consent, to settle or compromise all or any of the claims against it, at HEB's expense.

7.4	HEB agrees that upon receipt of any claim or liability
asserted in writing against it which would give rise to a claim against Olsten under this Section, it shall promptly notify Olsten in writing of the same within fourteen (14) days. Olsten agrees that HEB is entitled to retain counsel of its own choosing at HEB's expense to the extent necessary, in HEB's sole discretion, to protect HEB's interests and to act as co-counsel in the litigation or settlement of any claim or threatened claim. HEB agrees that so long as Olsten does not enter any settlement agreement or consent judgment that admits liability on the part of HEB or which fails to include an unconditional release of HEB from all liability from all asserted or threatened claims, Olsten shall have the right to control the defense, settlement, and prosecution of any litigation. Anything in this section notwithstanding:

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(i)	If there is a reasonable probability in the
opinion of HEB's counsel that a claim may materially and adversely affect HEB other than as a result of monetary damages or other monetary payments for which Olsten will be able to indemnify HEB, HEB shall have the right to defend, and with Olsten's prior consent, compromise and settle such claim. HEB's right to indemnification in such cases shall be limited to its reasonable attorney's fees and costs plus any monetary settlement amount.

(ii)	In the event that HEB determines in its sole discretion, based upon the written advice of counsel, that there is a conflict in the position or defenses to be asserted by HEB and Olsten regarding liability, HEB shall be entitled to its own defense, including the right, with Olsten's prior consent, to settle or compromise all or any of the claims against it, at Olsten's expense.

7.5	The obligation of an indemnifying party under this
Section 7.0 shall not be diminished by the indemnifying party's failure to provide the notice required above except to the extent such failure actually and materially adversely affects the indemnifying party's ability to defend such matter.


8. 	RECORDS AND ACCOUNTING.

8.1	During the term hereof and for three (3) years
thereafter, or such longer period as may be required by law, Olsten shall maintain accurate records as required to meet applicable local, state and federal laws and regulations. Except as otherwise required by any such laws or regulations, Olsten shall provide HEB access to any requested documentation related to this Agreement during reasonable business hours. HEB shall give Olsten seven (7) business days' prior written notice of such examination. Such examinations will not occur more than twice annually, and such examination will be undertaken only to such extent necessary to verify that Olsten has complied with the terms of this Agreement.


9. 	ASSIGNMENT.

9.1	Neither party may assign any of its rights or delegate
any of its obligations under this Agreement without the prior written consent of the other party, except in connection with the sale of substantially all of a party's assets, in which case the party shall assign this Agreement to the buyer of the assets, and which shall not require consent. Notwithstanding the previous sentence, either party may assign its rights or delegate its duties to any of its parents, subsidiaries, or affiliates without written consent of the other party. Any unauthorized attempted assignment or delegation shall be null and void and of no force or effect, unless ratified by the other party once it learns of the attempted assignment or delegation.


10. 	INSURANCE.

10.1	HEB will maintain in effect during the term of this
Agreement a comprehensive general liability policy and products liability policy and HEB shall immediately after the Effective Date of this Agreement designate Olsten as an additional named insured on such

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policies. The General Liability Insurance policy shall be in an amount not less than One Million Dollars ($1,000,000) per incident, and Two Million Dollars ($2,000,000) in the aggregate. The Product Liability Insurance policy shall be in an amount not less than One Million Dollars ($1,000,000) per incident with a deductible of no less than $10,000. These policies shall provide for ten (10) days notice to Olsten by the Insurer by Registered or Certified Mail, return receipt requested, in the event of any modifications, cancellation, or termination thereof. HEB agrees to provide Olsten with a certificate of insurance evidencing compliance with this section within fifteen (15) days of execution of this Agreement.

Olsten will maintain in effect during the term of this agreement a comprehensive general liability policy and Olsten shall immediately after the effective date of this Agreement designate HEB as an additional insured on such policy. The General Liability Insurance Policy shall be in an amount not less than one million Dollars ($1,000,000) per incident and two million Dollars ($2,000,000) in the aggregate. The policy shall provide for ten (10) days notice to HEB by the Insurer by Registered or Certified Mail, return receipt requested in the event of any modifications, cancellation, or termination thereof. Olsten agrees to provide HEB with a certificate of insurance evidencing compliance with this section within fifteen (15) days of execution of this Agreement.


11.	CONFIDENTIALITY AND REPORTS.

11.1	"Confidential Information" of a party shall mean any
and all information including, but not limited to, the terms and conditions of this Agreement, and any other information that is or has been disclosed in writing or orally by such party to the other party which is either confidential or proprietary in nature; provided, however, that "Confidential Information" shall not include information which:

(i)	Is or becomes generally available to the public
through no fault of the receiving party;

(ii)	Was known to the receiving party before such
party received it under this Agreement and was not acquired, directly or indirectly, from the disclosing party; or

(iii) Is disclosed in good faith to the receiving party by a third party lawfully in possession of such information and who was not under an obligation of nondisclosure with respect of such information.

11.2	Each party acknowledges that it may have heretofore
received and may from time to time hereafter receive Confidential
Information of the other party, and such party receiving such Confidential Information shall do the following:

(1)	Maintain such Confidential Information in
confidence and shall not disclose such Information to any third party;

(ii)	Not use such Confidential Information other
than in performance of this Agreement; and

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(iii) Disclose such Confidential Information to its
employees or to employees of its affiliates only to the extent that such employees need to know such Confidential Information to carry out the receiving party's obligations under this Agreement.

11.3	Each party agrees to maintain confidential both
during the term of this Agreement and for a period of five (5) years thereafter all Confidential Information provided to it pursuant to this Agreement and shall not, without the specific written consent of the other party, disclose it to any third party (except as required by law) or use it for its own purpose (except as contemplated herein).


12.	JOINT PUBLICITY.

12.1	If either party wishes to make a public disclosure
concerning or the relationship established hereunder and such disclosure mentions the other party by name or description, such other party shall be provided with an advance copy of the disclosure and shall have ten (10) business days within which to approve or disapprove such use of its name or description (including mention of the name of the Product). Either party shall not unreasonably withhold or delay approval. Failure to respond within such twenty-one (21) business days shall be deemed to be approval. Absent approval, no public disclosure shall use the name of or otherwise describe such party except to the extent required by law, or to the extent that the description of the other party is limited to public information about the availability of the Product. Notwithstanding the foregoing, the parties acknowledge that Olsten and HEB are publicly traded companies, and they hereby consent to disclosure of this Agreement and their relationship (to the extent necessary or desirable in the disclosing party's judgment) in the disclosing party's filings with the Securities and Exchange Commission and its respective disclosures to its stockholders.


13.	TERM AND TERMINATION OF AGREEMENT.

13.1	This Agreement shall become effective on the date
first written above and shall have a term of one (1) year calculated from the Effective Date. This Agreement shall automatically renew for successive additional one (1) year terms unless, not less than one hundred eighty (180) days prior to the anniversary date, either party notifies the other of its intent to terminate this Agreement as of the anniversary date.

13.2	The initial term of this Agreement or any renewal
term may be terminated only as follows:

(i)	This Agreement may be terminated at any time
upon the mutual written consent of both parties.

(ii)	At any time after the first Contract Year,
either HEB or Olsten shall have the right to terminate this Agreement without cause upon not less than one hundred eighty (180) days prior written notice to the other.


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(iii) This agreement will automatically terminate when
HEB receives New Drug Approval for commercial sales of the Product.

13.3	This Agreement may be terminated by either Party
upon the occurrence of an Event of Default with respect to the other Party, provided that such Party shall first give to the defaulting Party written notice of the proposed termination or cancellation of this Agreement, specifying the grounds therefor, and the other Party shall have sixty (60) days after such notice is given to cure such default. Termination or cancellation of this Agreement pursuant to this Section 13.3 shall not affect any other rights or remedies which may be available to the non defaulting Party nor shall it relieve either Party of obligations incurred prior to termination, including Olsten's obligation to pay for Product ordered by and delivered to it pursuant to this Agreement.

13.4	This Agreement may be terminated by either party
immediately upon notice to the other, if the other party shall make an assignment for the benefit of creditors, shall file a petition in bankruptcy, is adjudicated insolvent or bankrupt, or if a receiver or trustee is appointed with respect to a substantial part of such other party's property or a proceeding is commenced against it which will substantially impair its ability to perform hereunder.

13.5	Notwithstanding anything to the contrary, all rights
granted under or pursuant to this Agreement by HEB to Olsten are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the United States Bankruptcy Code, or replacement provision therefore (the "Code"), licenses to rights to "intellectual property" as defined in the Code. The parties agree that Olsten, as the licensee of such rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the Code. The parties further agree that, in the event of the commencement of bankruptcy proceedings by or against HEB under the Code, Olsten shall be entitled, at its option, to retain all of its rights under the Agreement, in accordance with the provisions of the Code.

13.6	Each of the parties to this Agreement shall be entitled
to enforce its rights under this Agreement to recover damages and costs (including reasonable attorney's fees) caused by any breach of any provision of this Agreement and to exercise all other rights existing in its favor, regardless of any termination of this Agreement by such breaching party pursuant to Section 13. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for a breach of any provisions in Articles 2, 4, 11, and 12 of this Agreement and that any party may, in its sole discretion, apply to any court of law or equity of competent jurisdiction (without posting any bond or deposit) for specific performance and/or other injunctive relief in order to enforce, or prevent any violations of, these Sections of this Agreement.


14.	NON-SOLICITATION.

14.1	HEB agrees that during the term of this Agreement,
and for two (2) years thereafter, it shall not employ or retain on an independent contractor basis, or solicit for employment or for an independent contracting basis, any person who was, at any time during the immediately preceding twelve (12) month period, employed by Olsten or any of its affiliates, subsidiaries, or parents.


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15.	ENFORCEMENT OF EXCLUSIVITY VIS-A-VIS THIRD PARTIES.

15.1	Olsten shall not, directly or indirectly, sell or
distribute or cause to be distributed, the Product outside the Territory.


16.	MISCELLANEOUS.

16.1	Choice of Law. This Agreement shall be governed by
and construed under the laws of the State of New York regardless of any conflicts-of-laws rule to the contrary.

16.2	Waiver. No waiver of any default hereunder by either
party or any failure to enforce any rights hereunder shall be deemed to constitute a waiver of any subsequent default with respect to the same or any other provision hereof. No waiver shall be effective unless made in writing with specific reference to the relevant provision(s) of this Agreement and signed by a duly authorized representative of the party granting the waiver.

16.3	Force Majeure. Notwithstanding any provision
contained herein to the contrary, neither part shall be deemed to be in default hereunder for failing to perform or provide any of the services or other obligations to be performed or provided pursuant to this Agreement if such failure is the result of any labor dispute, act of God, inability to obtain labor or materials, governmental restrictions or any other event which is beyond the reasonable control of the party.

16.4	Notice. All notices and other communications made or
given under or in connection with this Agreement shall be validly given or made if in writing and shall be effective either (a) when delivered in person to the other party, or (b) on the same business day that it is transmitted by facsimile to the facsimile number(s) set forth below, if transmitted prior to 5:00 p.m. Eastern Time on such business day, or on the first business day following such transmission if transmitted after 5:00 p.m. Eastern Time or if transmitted on a day other than a business day; provided a hard copy is deposited within one (1) day after such transmissions in the U.S. mail, postage prepaid, and addressed as set forth below for notices by U.S. mail; or (c) on the third business day following its deposit in the U.S. mail, postage prepaid, and addressed as follows:

	If to HEB:	Hemispherx Biopharma
		        One Penn Center
		        1617 JFK Boulevard
		        Philadelphia, PA 19103
		        Attn.: William A. Carter, M.D., F.A.C.P,
		        CEO and Chairman
		        Facsimile No.: (215) 988-1739

        If to OLSTEN:	Olsten Health Services
                        175 Broad Hollow Rd.
		        Melville, NY 11747
	                Attn.: ____________________
	                Facsimile No.:_____________


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        With a copy to: Olsten Health Services
                        175 Broad Hollow Rd.
                        Melville, NY 11747
                        Attn.: Health Care Law Dept.
                        Facsimile No.: (516) 844-7414

16.5	Amendment. Neither this Agreement nor any of the
terms hereof may be terminated, amended, supplemented, waived or modified orally, except by an instrument in writing signed by each party.

16.6	Survival of Provisions. Notwithstanding anything to
the contrary, Sections
2.3, 2.5, 2.11, and Article 8 (Records and Accounting), shall survive the expiration or other termination of this Agreement for the respective periods set forth therein and Article 7 (Indemnification), and Article 11 (Confidentiality) shall survive the expiration or other termination of this Agreement for a period of three (3) years and five (5) years respectively.

16.7	Relationship of Parties. Olsten's relationship with
HEB hereunder shall be that of independent contractor, and neither party shall be considered the agent, partner or employee of or a joint venture with the other party, in its Performance of all duties under this Agreement.

16.8	Cumulative Remedies. Except as expressly provided
in this Agreement, and to the extent permitted by law, any remedies described in this Agreement are cumulative and not alternative to any other remedies available at law or in equity.

16.9	Severability. In the event that any one or more of the
provisions contained in this Agreement are for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this
 Agreement, and  this Agreement shall be construed as if such invalid, illegal or  unenforceable provision or provisions had never been included.
 The parties   shall, in good faith, amend this Agreement to provide, to
  the extent possible,   each party with the benefits provided by such invalid
  or unenforceable  provision.

16.10	Headings. The headings contained in this Agreement
are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

16.11	Counterparts. This Agreement may be executed in
multiple counterparts, each of which shall be deemed an original, but all of which, when taken together, shall constitute one and the same instrument.

16.12	Signature Authority. Each signatory to this
Agreement has signature authority and is empowered on behalf of his or her respective party to execute this Agreement.

16.13	Integration. This Agreement, together with all
appendices attached hereto, constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior oral or written agreements, commitments or understandings with respect thereto.


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In consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the undersigned have agreed to be bound by this Agreement between Kimberly Home Health
Care, Inc., d/b/a Olsten Health Services and Hemispherx Biopharma, Inc.

KIMBERLY HOME HEALTH CARE, INC.,	HEMISPHERX BIOPHARMA, INC.
D/B/A OLSTEN HEALTH SERVICES


By:  __/s/ Robert A. Fusco_____	  By:  _/s/ William A. Carter_____

Its:     President                Its: CEO
________________________________  _________________________________






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                          APPENDIX I
                   Fee Schedule for Product


THIS SCHEDULE IS REFERENCED IN 2.5 AS THE P1UCE OLSTEN AGREES TO
PURCHASE THE PRODUCT FROM HEB.

1)	Lyophilized 50mg vials of AmpligenTM -- $18.75 per 50mg vial

a)	200 mg dose -- $75.00 (4 x 50mg vials)
b)	400 mg dose -- $150.00 (8 x 50mg vials)

2)	Frozen AmpligenT solution

a)	200 mg dose -- $75.00
b)	400 mg dose -- $150.00

3)	AmpligenT solution

a)	200 mg dose - TBD
b)	400 mg dose - TBD

Pharmacy Fees

The Patient will be billed $75.00 (seventy-five dollars) per prescription for preparation of the drug. Preparation of Ampligenr solution from bottles will be according to procedures specified by HEB document, Procedures for Receiving, Storing, and Using Ampligenr
Solution.


Supplies

The supplies listed below are needed for infusion of the Ampligenr solution. These supplies will be shipped to the Patient with the drug as needed. Patients without insurance coverage will be billed Olsten's usual and customary price. If a Patient has insurance coverage, the Patients will be billed the price the insurance company would allow for these supplies.

Item                Inventory Number         Item          Inventory Number
-----------         ----------------    ------------------ ----------------
Hiblcleanse soap    ST-0576-04          3M plastic 1" tape     3M-1530-t
IV Pole             MS---0500           78" gravity tubing     AB-1859-48
Univ. adapter pin   AB17015-48          IV catheter 24g        DG---8324
Gloves(non-sterile) JJ---5885           Sabratek 3030 pump     RL-3030-R
Sharps container    WM-01861            7" ext. clave set      IC-C2002
IV start kit        RMG-5000            Opsites 4 X 5          SAN-4973
Alcohol pads        CL---01 10          Non-sterile drapes     GR-0187
3m1 syringes        BD---9585


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                           APPENDIX II

             Warehousing and Distribution Services


1.Reconstitution, storage, and delivery to the Patient of the Product shall be in a secure location and under the physical (temperature, humidity, etc.) conditions specified by HEB document, Procedures for Receiving, Storing, and Using Ampligenr Solution.

2.Cost to HEB for the Services hereunder is 5% of monthly total cost of goods sold as outlined in section 3.2 (a).




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                        APPENDIX III

             Product and Reimbursement Services


Product Services.

1.Payor Education Services. Olsten shall provide payer (excluding
Medicaid and Medicare) education information and presentations from time to time as necessary to secure reimbursement or otherwise to affect or improve reimbursement for Product and/or associated costs.

2.Clinical Site Education Services. Education services in conjunction with Medical Director of HEB and/or HEB's
Manager of Clinical Research to educate the principal investigator, clinical study nurse and/or other support health professionals at the investigators site, to include distribution of HEB's clinical education material.

3.Clinical Monitoring Services. Clinical monitoring services, including without limitation, services required by JCAHO, federal law and state pharmacy laws; monitoring of IV line maintenance, drug to food and drug to drug interactions, Patient compliance, proper dose and concentration rates; and Patient counseling as required.

4.Program Manager. Olsten will assign a program manager to insure the success of this project.


II.	Reimbursement and Hotline Services.

1.Olsten will bill the Patient for drug, dispensing fee, and supplies. Nursing services will also be billed to the Patient if an Olsten nurse admimstrates the drug.

2.Olsten shall confirm initially whether a Patient, shipped by Olsten, has insurance coverage or will otherwise be entitled to reimbursement with respect to the Product or Supplies.

3.Olsten shall provide broad statement comprehensive counseling services to Patients with respect to insurance coverage, claims, or other reimbursement issues.

4.Olsten shall use reasonable efforts to assist the Patient or the Patient's representative, as necessary, in securing insurance coverage or other means of reimbursement for the Product and Supplies, including without limitation assisting such Patient in pursuing claims for reimbursement or coverage.


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                   APPENDIX III

                    (continued)


5.Olsten shall advise and counsel the Olsten Health Services study Patient or such Patient's representative with respect to such Patient's insurance coverage and copayment requirements, if any, with respect to the Product and Supplies.

6.Olsten shall obtain, set up, operate, staff, and maintain a 1-800 telephone assistance service. Such telephone service shall be staffed 24 hours a day with qualified personnel to take calls from Patients and Patient representatives regarding the Product and use of the Product and emergency treatment issues. Title to the telephone number shall be in the name of HEB, but during the term of this Agreement Olsten shall have responsibility for the cost of maintaining, staffing, and operating this 1-800 number. Within (15) days after the end of each calendar month, Olsten shall deliver to HEB a report containing a summary of calls and activity on the 1-800 hotline. Such report shall include the number of calls received, the number of callers by type of caller (e.g., Patient, physician, nurse, relative, Medicaid/Medicare personnel, indemnity insurer, etc), the purpose of the calls and such other information which HEB may reasonably request.


Cost to HEB is 5% of monthly total COGS as outlined in section 3.2 (b).



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                        APPENDIX IV

            Information Services and Requirements


Within fifteen (15) days after the end of each calendar month, Olsten shall deliver to HEB a report containing the following information with respect to Patients serviced by Olsten Health
Services:


1.	Study identification number of the Patient.

2.	Exact date each Olsten Health Services Patient-using Product started on the Product.

3.	Current dosing for each Olsten Patient using Product.

4.	Insurance coverage type of the Patient.


*Coverage Types: Medicare payers, Medicaid payers, private payers, third party payers, no insurance coverage, Patient Assistance Patients.


Cost to HEB 5% of monthly total COGS as outlined in section 3.2(C)